Acquisition of The Shaw Group by CB&I
August 2012

Creating the Most Complete Energy Infrastructure Focused Technology and EPFC Company in the World



Safe Harbor Statement

This presentation contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed merger (including its benefits, results, effects and timing) that may not be realized. Risks and uncertainties related to the merger include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw's businesses and operations with CB&I's business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, and in Shaw's Annual Report on Form 10-K for the fiscal year ended August 31, 2011, and in Shaw's Quarterly Reports on Form 10-Q for the quarters ended November 30, 2011, February 29, 2012, and May 31, 2012, and other reports filed with the Securities and Exchange Commission (SEC). Please read our "Risk Factors" and other cautionary statements contained in these filings.

All financial projections contained in this presentation with respect to Shaw are based on Wall Street analysts' estimates and were not provided by Shaw or its representatives. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise. As a result of these risks and others, actual results could vary significantly from those anticipated in this presentation, and our financial condition and results of operations could be materially adversely affected.

Disclaimer

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. ("CB&I") expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a joint proxy statement of The Shaw Group Inc. ("Shaw") and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I's internet website at www.cbi.com under the tab "Investor Relations" and then under the tab "SEC Documents" or by contacting CB&I's Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw's internet website at www.Shawgrp.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Shaw's Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw's proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I's proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction if and when they become available.

Agenda

1. Introduction and Key Transaction Terms
2. Compelling Strategic Rationale
3. Thorough Diligence of Shaw's Projects and Risk Profile
4. Financially Compelling Value Proposition
5. Strong Track Record of Successful Acquisitions

Shaw Acquisition – Compelling Rationale

Evolving Energy Infrastructure Industry

- Number of $1 billion or larger mega-projects increasing substantially
- New CB&I will have 50,000 "energy infrastructure" focused employees, most with transferable skill sets
- Critical mass provides an advantage in selling and executing work

Geographic Footprint

- Opportunity to expand F&M business on CB&I's projects globally – approximately 3 to 8% of project value
- Power and additional F&M projects – capitalizing on CB&I's international presence and local knowledge

Revenue and Earnings Stability

- Plant Services is a reimbursable growth business with consistent long-standing customers
- Expansion of Plant Services into U.S. refining and petrochemical facilities using CB&I relationships
- E&I provides low-risk stable earnings, primarily from the U.S. federal government
- F&M is a high-margin business with a leading brand – similar to CB&I "underpinning" work
- Industry and product diversification reduces adverse impact of market cyclicality
- Divestiture of Shaw's non-core E&C business and Westinghouse put option exercised
- CB&I management and processes for consistency and cost savings

Extended Presence in Growing Power Sector

- Expanded opportunity to fully capitalize on $38 trillion energy infrastructure investments
- Power capex forecast at $17 trillion through 2035; $10 trillion for electricity generation
- Significant growth across gas, coal, nuclear and associated retrofit

Financially Compelling

- Double digit accretion in first year – transaction benefits require no new nuclear power projects
- Expected cost savings synergies of $55 million; upside revenue synergies of $115 million

1. Introduction and Key Transaction Terms

Key Deal Terms

Per Share Consideration

- $41.00 in cash and $5.00 in equity (0.12883 share of CB&I based on an agreed exchange ratio for each Shaw share)
- CB&I shares issued will be ~9 million or 9% of shares currently outstanding

Transaction Value

- $3.2 billion Equity Value
- $1.9 billion Transaction Value(1)
- Represents 7.0x Shaw FY 2012E and 5.6x FY 2013E Street consensus adjusted(2) EBITDA

Financing

- Fully committed financing
- At least $800 million of Shaw existing cash to be used for financing

Approval Process

- Approval by CB&I and Shaw shareholders
- Regulatory and government approvals

Closing Conditions

- Minimum Shaw last four quarters EBITDA of $200 million at closing(3)
- Minimum Shaw Cash of $800 million at closing
- Westinghouse put option on Toshiba must be exercised and funded
- Sale of E&C to Technip must be closed
- CB&I's exposure limited to reverse break-up fee paid to Shaw if financing not available

(1) Assumes $17 million of debt as of May 31, 2012 (excluding Westinghouse related bonds), minority interest of $38 million as of May 31, 2012, and $1.3 billion of expected cash at August 31, 2012 per page 4 of Shaw's Q3 2012 earnings presentation dated July 10, 2012, inclusive of expected E&C sale proceeds

(2) Adjusted EBITDA is based on Street consensus and excludes Westinghouse related items, E&C results, and completed project overruns

(3) EBITDA as defined in transaction agreement

Shaw Overview

- Shaw: Global EPC company focused on the power sector
- LTM Revenue of $5.4 billion excluding E&C segment(1)
- Backlog of $18 billion
- Four business sectors
  - Fabrication & Manufacturing (pipe fabrication business)
  - Plant Services
  - Environmental & Infrastructure (government business)
  - Power
- Shaw has recently announced sale of its non-core Energy & Chemicals business and intention to exercise its put option on the Westinghouse Electric shares to Toshiba
- 27,000 employees

LTM(1) Revenue Segment Mix


Fabrication & Manufacturing
9%
Power
36%
Plant Services
20%
35%
Environmental & Infrastructure

LTM(1) Revenue Geographic Mix


Middle East
Other
3%
Asia Pacific
9%
3%
United States
85%

(1) LTM as of May 31, 2012

Fabrication and Manufacturing

Shaw's Services & Capabilities

- Largest U.S. supplier of fabricated piping to industries including power, chemical, and refining
- Six non-U.S. fabrication facilities
- Focused on expanding internationally, particularly in Brazil and the Middle East

Benefits to CB&I

- ✓ Stable, profitable business
- ✓ Revenue and cost synergies via decreased subcontracting
- ✓ Opportunities for expansion by leveraging CB&I's global presence



$150
$135
$120
$105
$90
$75
$60
$45
$30
$15
$-
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Decline in new awards during fiscal years 2010 and 2011 in refining and petrochemicals, and charge from customer settlement.
2007
2008
2009
2010
2011
2012E
Adjusted EBITDA (millions)
Q4 Estimate
% EBITDA

Source: CapitalIQ for financial results through fiscal third quarter 2012. CB&I estimates for fiscal fourth quarter 2012. Financials exclude E&C, Westinghouse and Corporate

Plant Services

Shaw's Services & Capabilities

- Provides maintenance services to power and industrial facilities
- Provides maintenance services to 45 of the 104 U.S. nuclear operating reactors
- Awarded new contracts for 9 new nuclear units and 8 fossil plants in the past year

Benefits to CB&I

✓ Primarily reimbursable contracts

✓ Recurring revenue stream from longstanding customer relationships

✓ Extending maintenance services into fossil and industrial segments

✓ Potential revenue synergies



$75
$60
$45
$30
$15
$-
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Completion of higher margin major project in 2008, and 2009 comprised primarily of lower margin contracts.
2007
2008
2009
2010
2011
2012E
Adjusted EBITDA (millions)
Q4 Estimate
% EBITDA

Source: CapitalIQ for financial results through fiscal third quarter 2012. CB&I estimates for fiscal fourth quarter 2012. Financials exclude E&C, Westinghouse and Corporate

Environmental & Infrastructure

Shaw's Services & Capabilities

- Leading provider of E&I related EPC and program management services for government and private-sector customers
- Extensive coastal restoration and port expansion services in U.S. and abroad
- Leader in nuclear remediation services

Benefits to CB&I

- ✓ Primarily reimbursable work
- ✓ Stable funding mechanisms for essential infrastructure needs
- ✓ Projected DOE spending of $86 billion through 2022 due to nuclear modernization and improvements to aging infrastructure



$150
$135
$120
$105
$90
$75
$60
$45
$30
$15
$-
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Increased volume in federal sector for construction activity on hurricane protection project for the USACE in Louisiana, and MOX project for the DOE.
2007
2008
2009
2010
2011
2012E
Adjusted EBITDA (millions)
Q4 Estimate
% EBITDA

Source: CapitalIQ for financial results through fiscal third quarter 2012. CB&I estimates for fiscal fourth quarter 2012. Financials exclude E&C, Westinghouse and Corporate

Shaw's Services & Capabilities

- Provides EPC services to the gas, coal and nuclear power generation
- Backlog includes 8 nuclear reactors (AP1000) including 4 in China and 4 in the U.S., with 2 more under contract in each country
- Establishing a leadership position in the utility-scale gas market

Benefits to CB&I

✓ Nuclear uprate prospects indicate \$5 – \$8 billion market through 2022; new nuclear builds in growing markets (China and Saudi Arabia)

✓ Over the next 5 – 10 years, capex for air quality control systems including replacement parts of up to \$50 billion

✓ Current U.S. nuclear contracts have margin protection mechanisms that limit Shaw risk



$150
$135
$120
$105
$90
$75
$60
$45
$30
$15
$-
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Losses on two coal power projects.
Losses on two coal power projects, complete in 2012.
2007
2008
2009
2010
2011
2012E
Adjusted EBITDA (millions)
Q4 Estimate
% EBITDA

Source: CapitalIQ for financial results through fiscal third quarter 2012. CB&I estimates for fiscal fourth quarter 2012. Financials exclude E&C, Westinghouse and Corporate

2. Compelling Strategic Rationale

Evolving Energy Infrastructure Industry

- Increased capex commitment is underscored by increasing project size and complexity
- Evolving Sector – the number and size of major projects is growing
  - In 2009, the Citigroup Engineering & Construction Bi-Weekly Update (July report) indicated that there were five (5) $1.0 billion or larger projects scheduled to be awarded that year
  - The July 2012 report shows that there are currently thirty-three (33) $1.0 billion projects scheduled to award this year
  - At present, there are ninety-five (95) $1.0 billion planned or proposed projects scheduled to award in 2013 and beyond

Major Capital Project Activity



Number of energy related projects to be awarded by year
120
100
80
60
40
20
-
2009
2010
2011
2012
Future Identified
< $250M
$250M – $500M
$500M – $1.0B
$1.0B – $5.0B
> $5.0B

Critical mass enables the company to pursue additional "mega-projects"

North America Mega-Project Requirements

Man-years	2013	2014	Future Identified
Engineering & Procurement	12,000	11,000	31,000
Fabrication	5,000	5,000	14,000
Construction	93,000	87,000	250,000
Total	110,000	103,000	295,000

- Each year, new energy related mega-projects in North America will require approximately 100,000 employees over the life cycle of the projects
- Project duration for mega-projects typically range from three to six years
- Engineering and procurement employees ramp-up early in a project's life cycle; fabrication and construction supervision and craft employees generally rise toward peak levels after one year
- Post acquisition, CB&I will be the most complete energy infrastructure focused technology and EPFC company globally

Source: Citigroup Engineering & Construction Bi-Weekly Update, July 2009, '10, '11, '12, CB&I estimates

Broader, Flexible Talent Pool

Industries Served



Oil & Gas
LNG
Gas Processing
Oil Sands
Offshore
Refining
Petrochemicals
Power
Nuclear
Other Power
E&I
Environmental
Infrastructure

Integrated Capabilities Across the Energy Value Chain

- Approximately 50,000 employees
  - Adds nearly 3,000 engineers to CB&I
  - More nuclear engineers than all other U.S. competitors combined
  - Adds more than 1,200 project management and site supervision personnel
- Transferable employee skill sets
  - Business Development
  - Estimating
  - Detail Engineering
  - Procurement
  - Project Controls
  - Project Management
  - Fabrication Shop Management
  - Construction Management
  - Construction Craft Management and Supervision
  - Start-up and Commissioning
  - Quality Assurance and Control

Capital Spending Outlook – Total Capex

Energy Infrastructure Related Capital Spending



$1,200
$1,000
$800
$600
$400
$200
$-
(billions)
2007
2008
2009
2010
2011
2012E
Major Oil Companies
Secondary Oil Companies
Pipeline
Coal
Utilities
Chemicals
Global Oil Drilling
Mining

Source: UBS Quarterly Energy Capex Update, April 2012

- Global energy infrastructure related capital spending increasing steadily
  - 2008 peaked at over $800 billion
  - 2009 down 9% due to global economic slowdown
  - 2011 exceeded 2008 by 13%
  - 2012 forecast to increase 3% over 2011
- Spending by Oil & Gas companies constitute almost half of total capital expenditures
- Electricity generation accounts for 25% of capex (primarily nuclear, gas, coal and environmental)
- Post acquisition, CB&I will have the capability, resources and global footprint to address approximately 90% of the energy infrastructure sector

Growing Prospects for Power Sector

- IEA forecasts potential $38 trillion investment in energy infrastructure through 2035[(1)]
- Power expected to account for approximately $17 trillion, with $10 trillion in generation
- Growth across gas, coal and nuclear
- Nuclear share expected to be in the range of 10% of incremental investment
  - 60 reactors being built around the world[(2)]
  - 150 more planned or proposed[(2)]


$37.9 Trillion
$40
$35
$30
$25
$20
$15
$10
$5
$0
Power
Oil
Gas
Coal
Biofuels


Power
Distribution
Generation
Transmission
31%
58%
11%
Power: $16.9 trillion


40%
35%
30%
25%
20%
15%
10%
5%
0%
37%
17%
22%
9%
11%
12%
11%
14%
11%
22%
2%
13%
Coal
Gas
Nuclear
Hydro
Wind
Solar PV
Generation
Investment

(1) *IEA World Energy Outlook 2011*
(2) *World Nuclear Association*

Nuclear Build Represents Upside

Current Nuclear Programs (in GWe)	2008	2030 Low	2030 High
United States	99	120	180
France	63	65	75
Japan	48	55	70
Russia	22	45	80
Germany	20	20	50
Canada	13	20	30
Ukraine	13	20	30
United Kingdom	11	20	30
China	9	50	200
Sweden	9	10	15
Other(1)	69	144	342
Total	**367**	**559**	**1087**

Nations Planning Nuclear	2008	2030 Low	2030 High
Gulf Cooperation Council(2)	0	12	50
Turkey	0	5	15
Poland	0	4	10
Egypt	0	3	10
Indonesia	0	2	6
Nigeria	0	2	15
Vietnam	0	2	15
Kazakhstan	0	0	2
Total	**0**	**30**	**123**

- Nuclear build-out continues
  - Detailed construction plans being planned for AP1000's globally
  - Westinghouse Electric Company has nearly 50% historic market share globally
- Potential Catalysts:
  - Clean energy demand (comprehensive mix)
  - Aging fleet globally
- Expected further regulation by the NRC leading to retrofitting of existing nuclear plants
  - \$5 – \$8 billion uprate opportunity over the next decade
- No new nuclear awards were factored into the financial base model

Source: World Nuclear Association
Source units: Capacity in GWe
(1) Includes Argentina, Armenia, Belarus, Belgium, Brazil, Bulgaria, Czech Republic, Estonia, Finland, Hungary, India, Latvia, Lithuania, Mexico, Netherlands, Romania, Slovakia, Slovenia, South Africa, Korea, Spain, and Switzerland
(2) Gulf Cooperation Council includes Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates

CB&I Experience and Global Reach


100 + years
100 + years
70 + years
70 + years
50 + years
75+ years
75 + years

Shaw's capabilities with CB&I's global scale provides for a powerful combination

LTM Revenue


(billion)
$25.0
12.0
8.0
4.0
0.0
$24.6
$11.4
$10.8
$10.4
$8.9
$8.2
$5.4
$5.0
$4.4
$3.3
$3.0
$2.7
FLR
URS(1)
JEC
New CB&I (2)
KBR
ACM
SHAW (2)
CB&I
FWLT
MDR
BWC
TTEK

Current Backlog


(billion)
$50.0
40.0
30.0
20.0
10.0
0.0
$42.5
$27.9
$17.9
$15.8
$15.1
$15.1
$10.0
$8.4
$6.0
$5.8
$3.6
$2.0
FLR
New CB&I
SHAW (3)
KBR
JEC
URS (4)
CB&I
ACM
BWC
MDR
FWLT
TTEK

(1) Pro forma for Flint acquisition (URS $9.6 billion; Flint $1.9 billion)
(2) Excluding revenues from E&C segment
(3) Represents backlog as of 5/31/2012, excluding backlog of $0.3 billion from E&C segment
(4) Pro forma URS backlog represents 3/31/12 backlog for URS of $14.1 billion and 12/31/11 backlog for Flint of $1.0 billion

Revenue and Earnings Stability

Pro Forma Business Profile



Lummus Technology
Power
Steel Plate Structures
5%
18%
19%
Shaw
CB&I
18%
24%
10%
E&I
5%
Project Engineering and Construction
Plant Services
F&M

Pro Forma LTM Revenue: $10.4 billion

- Combined company will maintain a balanced mix of lump sum versus cost reimbursable contracts (approximately 50 / 50)
- Addition of primarily reimbursable contracts in E&I and Plant Services, with stable revenue streams
- Post acquisition, CB&I's portfolio mix will be approximately 50% United States and 50% international
- CB&I's existing global platform and extensive international experience can be leveraged by F&M

End Market Diversification and Growth Drivers

Pro Forma End Markets



Other
E&I
Power
6%
13%
41%
40%
Oil & Gas

Multiple Growth Drivers

Oil & Gas
- Emerging market demand
- Demand for cleaner energy
- Growth associated with shale gas
  - Gas processing
  - LNG liquefaction
  - Petrochemical projects
  - Gas fired power

Environmental & Infrastructure
- Aging infrastructure
- Essential Federal and State government spending
- Emerging market infrastructure build-out

Power
- Nuclear safety / uprates
- New nuclear build – Saudi Arabia / China
- Air quality – retrofit and new build
- Gas-fired combined cycle plants

Increased New Awards through Integrated Offering

Reficar Refinery in Colombia

- CB&I is the EPC contractor for 165,000 bpd Reficar refinery
- Shaw F&M is the piping contractor



Vogtle and Summer

- Shaw is the EPC contractor on Vogtle and Summer
- CB&I supplies containment vessels to Westinghouse, the technology provider



- Shaw's F&M business is a subcontractor on the Reficar refinery project in Colombia with a contract value of approximately $95 million
- CB&I subcontracts in the range of $200 – $500 million of piping work annually
- The EPC contractor typically has the flexibility to select their supplier of choice
- Controlling the scope of work reduces cost and mitigates risk
- Transaction enables CB&I to provide a "sole-source" offering

3. Thorough Diligence of Shaw's Projects and Risk Profile

Due Diligence

Power Projects	Contract	% of Total Backlog	Gross Margin	% Completed	Completion
Vogtle Units 3 & 4	Hybrid with overrun protection (becomes reimbursable)			≤ 30%	2017
Summer EPC Unit 2	Hybrid (field construction labor becomes reimbursable)			≤ 20%	2018
DC Cook LCM	Cost plus			≤ 10%	NA
Entergy Nine Mile	Lump sum			≤ 10%	2015
China SNPTC AP1000	Hybrid with lump sum EP and escalation; CM on day rate			≥ 80%	2015
AEP Turk	Lump sum; converted to cost plus as of August 2012			≥ 90%	2012
Duke Dan River	Hybrid fixed price			≥ 80%	2013
Duke Cliffside	Hybrid fixed price			≥ 90%	2012
Dominion Virginia	Hybrid fixed price; reached substantial completion July 2012			≥ 90%	2013
Grand Gulf Nuclear	Target price / reimbursable; now complete			≥ 90%	2012
Others	Miscellaneous < 10 million contracts generally low risk				
Total ($ millions)		**$9.2 billion**			

On track · Reduced profit · At risk · Loss project

Results as of May 31, 2012

Due Diligence:

- Team of 24 employees, with external support, conducted thorough due diligence over three month period
- Process consistent with past successful due diligence efforts (Howe-Baker, John Brown, ABB Lummus)
- Shaw provided data room with more than 3,500 documents; on-site analysis of U.S. nuclear projects
- Analysis by CB&I leadership and external counsel indicate that risk profile and expected profit is consistent with Shaw public statements

Power

- Backlog $9.2 billion; 52% of total; 10 material contracts; gas, coal , nuclear and retrofit
- Vogtle and Summer projects represent approximately 85% of Power sector backlog; expected gross margin is in excess of 10%
- Problem coal projects nearing completion, appropriately reserved

E&I

- Backlog $4.3 billion; 24% of total; 40 material contracts; low risk; reimbursable steady government and general infrastructure work

Plant Services

- Backlog $3.3 billion; 19% of total; 22 material contracts; low risk; reimbursable primarily nuclear power services

F&M

- Backlog $1.0 billion; 5% of total; 19 material contracts; high margin; well-positioned internationally

U.S. Nuclear Contracts

Domestic Nuclear Projects Progressing as Planned



Southern Vogtle

- ≤ 30% complete as of May 31, 2012
- Hybrid contract with overrun protection (contract becomes reimbursable)
- Craft headcount is 2,500 with expected peak at 3,000 – 3,500
- Expected operation dates: Unit 3 – 2016, Unit 4 – 2017



SCANA V.C. Summer

- ≤ 20% complete as of May 31, 2012
- Hybrid (field construction labor becomes reimbursable)
- Craft headcount is 1,500 with expected peak at 3,000 – 3,500
- Expected operation dates: Unit 2 – 2017, Unit 3 - 2018

History of Project Charges

	Fiscal Year Ending August 31				
	2008	2009	2010	2011	LTM
Power	$26	$74	–	$164	$119
E&I	–	–	–	–	–
Plant Services	–	–	–	–	–
F&M	–	–	–	17	15
Total Charges	**$26**	**$74**	–	**$181**	**$134**

- Excluding the soon to be divested Westinghouse investment and E&C business, most of the charges and one-time items relate to the Power segment
- All material contracts extensively reviewed by CB&I operational diligence team and external EPC contract attorneys
- Recent power project charges relate to projects completed or largely complete

4. Financially Compelling Value Proposition

Overview of Estimated Cost Synergies

	Estimated Range					
	2013E			Run-Rate		
	Low		High	Low		High
Public Company	$30	-	$40	$40	-	$40
Corporate / Administrative	0	-	5	5	-	5
Operational	0	-	5	5	-	10
Total	$30	-	$50	$50	-	$55
Percentage of Shaw LTM Revenue	0.6%		0.9%	0.9%		1.0%

Run - Rate Cost Synergies



$60
$45
$30
$15
$0
$40.0
$52.5
2013
Run Rate

- Elimination of duplicative "Public Company" costs
  - o Implement actions to achieve annualized savings of $30 million within the first month, minimal incremental costs beyond existing CIC agreements
    - CEO, significant direct reports and related costs
    - Board of Directors
    - Others, public company filings, audit and various advisors, etc.
- Months 2 to 12, implement actions to achieve additional annualized savings of $10 million, minimal incremental costs
    - Corporate rationalization
    - Aviation rationalization
    - Treasury and cash management

(1) LTM 8/31/2012 Revenue of $6.0 billion

- Integration savings – Months 2 to 24, annual savings analysis in development, net savings anticipated to exceed $10 million per year
  - o Corporate and Administrative
    - Systems, tools, and processes
    - Shared services
    - Employee relationship and Human Resources
  - o Operational Centralized Management
    - Safety
    - Development and Training
    - CB&I Management Standards and Procedures
    - Improved utilization of field equipment
    - Consolidation of duplicate office space
    - Procurement savings for indirect costs; shop and field supplies and equipment

Summary of Revenue Synergies

Fabrication & Manufacturing	▪ Extend F&M work to CB&I customers globally in the following industries: *LNG*, *Gas Processing*, *Refining*, *Petrochemicals*, *Oil Sands* and *Offshore* ▪ In-house fabrication instead of subcontracting (3 – 8% of contract value) ▪ Cost savings, schedule control and risk reduction (primarily on PEC projects) ▪ Leverage F&M in emerging markets using CB&I's global presence ▪ **Estimated incremental annual EBITDA of $31 million (2014 and beyond)**
Plant Services	▪ Extend Plant Services within U.S. to refining and petrochemical customers where CB&I has strong relationships and an ongoing presence ▪ **Estimated incremental annual EBITDA of $1.5 million (2013 and beyond)**
Power	▪ Capitalize on CB&I's global footprint to selectively pursue and execute combined cycle gas fired power projects (one per year minimum) ▪ In conjunction with nuclear partners, build nuclear power projects (one per five years minimum) ▪ **Estimated incremental annual EBITDA of $52 million (2014 and beyond)**
Steel Plate Structures	▪ Increased opportunities for SPS capitalizing on Shaw's U.S. Power and E&I projects; additional SPS throughput drives cost savings ▪ **Estimated incremental annual EBITDA of $3 million (2013 and beyond)**
"Mega Projects"	▪ Greater scale and resources will enhance ability to bid for energy infrastructure "mega projects" (one additional project per two years) ▪ **Estimated incremental annual EBITDA of $28 million (2014 and beyond)**

Shaw Financial Projections

	2007	2008	2009	2010	2011	2012E	2013E	2014E
Revenues	$4,668	$5,730	$5,963	$5,957	$5,414	**$6,017**	**$6,038**	**$6,347**
Gross Profit	$305	$458	$405	$473	$346	**$458**	**$540**	**$581**
EBIT	$164	$314	$235	$313	$200	**$200**	**$265**	**$295**
EBITDA	$188	$352	$272	$364	$261	**$272**	**$341**	**$371**

Fiscal year ending 8/31
Historical financials from CapitalIQ adjusted for one-time items and cost overruns
Projections from CapitalIQ based on Wall Street consensus

Cost Savings

Immediately after close, CB&I will begin to realize savings by eliminating duplicative public company costs (BOD, CEO, etc.). These savings are forecast to be $30 million minimum in the first year and up to $40 million. Additional Corporate Administrative and Operational savings are projected to be $10 to $15 million by 2014.

Day One:	$30 - $40 million
Additional:	$10 - $15 million
Total EBITDA:	**$40 - $55 million**

Timing of Impact



Revenue Synergies

By capitalizing on each company's capabilities, relationships and geographic footprint, upside revenue and earnings may be achieved through numerous areas including expansion of F&M, additional Mega Project success, selective power generation awards, and growth in Steel Plate Structures.

Upside estimates:

F&M	$31 million
Plant Services	$1.5 million
Power	$52 million
SPS	$3 million
Mega Projects	$28 million
Total EBITDA:	**$115 million**



Additional pro forma modeling assumption: $35 million of annual new intangibles amortization

Capital Structure

- **Estimated Debt at closing $1.9 billion**
  - Anticipate permanent financing by way of Private Placement and Bank Term Loan facility
  - CB&I has no other long-term debt; $40 million remaining from ABB Lummus acquisition on term loan facility to be paid November 2012
  - Estimated Debt / pro forma adjusted EBITDA less than 2.5x
- **Strong liquidity**
  - Estimated $1.5 billion revolver to support the issuance of letters of credit and borrowings
  - Estimated pro forma cash balance at close in excess of $500 million
- **Committed to deleveraging and maintaining a strong balance sheet**
  - Significant combined free cash flow generation
  - Sufficient capacity for letters of credit and bonding needs
  - Pre-payable Term Loan facility
- **Combined EBITDA in excess of $800 million**

Transaction Valuation Assumptions

Transaction Value

Transaction Value Reconciliation

Equity Value	$3,155
Add: Debt	17
Add: Minority Interest	38
Less: Estimated Cash [(1)]	(1,300)
Transaction Value	**$1,910**

Transaction Value Multiples

	LTM	FY2012E	FY2013E
EBITDA	$327	$272	$341
Multiple	**5.8x**	**7.0x**	**5.6x**

FY 2012E Cash Balance

Shaw's public guidance of ~$1.3bn of cash as of August 31, 2012

Shaw's Public Guidance	
Adj. Cash Balance as of May 31, 2012 [(2)]	$835
Add: Expected E&C sale proceeds	300
Add: Cash receipts from GenOn settlement	107
Q4'12E FCF needed to achieve $1,300mm	58
Estimated Cash Balance as of 8/31/12	**$1,300**

Note: Dollars in millions

(1) $1.3 billion of estimated cash as August 31, 2012 per page 4 of Shaw's Q3 2012 earnings presentation dated July 10, 2012, inclusive of expected E&C sale proceeds

(2) Adjusted cash consists of cash and cash equivalents, restricted and escrowed cash and cash equivalents, short-term investments and restricted short-term investments

5. Strong Track Record of Successful Acquisitions

Shaw Group Transition Plan

CB&I

- Lummus Technology
- Project Engineering and Construction
- Steel Plate Structures
- CB&I Shaw

- CB&I executive team will lead the business
  - Proven operational and financial performance
  - Same team that acquired / integrated Lummus
- CB&I risk management processes will be implemented
  - Pre-contract selectivity / gate reviews
  - Post-contract risk management and mitigation
- Functional and support groups will be integrated
  - Cost savings (efficiency)
  - Consistent internal controls (effectiveness)
- Complementary businesses will provide critical mass
  - Transferability of resources across business sectors
  - Integrated offering targeted to global opportunities


Precontract Management Gate Reviews
Monthly Management Project Reviews
Standard Reports
Standard Reports
Engineer · Procure · Fabricate · Construct · Commission
Project Award
Project Closeout
Structuring Project Risk
Continuous Management of Risk Throughout Project Lifecycle
CB&I Management Systems (CMS)

CB&I Transformational Acquisitions



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
(million)
Revenue
EBITDA
19.9% Revenue CAGR
22.6% EBITDA CAGR
$612
$43.3
$1,600
$121.9
$4,400
$239.0
$5,400
$497.6
2000
2003
2007
2012E

	Howe-Baker	John Brown	ABB Lummus	Shaw Group
Strategy	Oil & Gas EPC	Global Footprint	Diversification	Critical Mass
Enterprise Value	$170	$30	$950	$1,900
Leverage	2.35 X	0.63 X	0.84 X	2.50 X
Stock (1)	$3.19 / share	$9.55 / share	$37.49 / share	$40.70 / share

Results
- 41.2% EBITDA CAGR between acquisition of Howe-Baker and John Brown
- 18.3% EBITDA CAGR between acquisition of John Brown and ABB Lummus
- 15.8% EBITDA CAGR between acquisition of ABB Lummus and 2012 consensus

ENR PETROLEUM
Top 20 Revenue: $38,293.2 Billion
Top 20 Market Share: 93.5%

RANK 2012	RANK 2011	
1	1	BECHTEL
2	2	FLUOR CORP.
3	6	CB&I
4	3	FOSTER WHEELER AG
5	4	KBR
6	7	MCDERMOTT INTERNATIONAL INC.
7	5	JACOBS
8	9	KIEWIT CORP.
9	8	TURNER INDUSTRIES GROUP LLC
10	10	PCL CONSTRUCTION ENTERPRISES INC.

ENR POWER
Top 20 Revenue: $20,316.3 Billion
Top 20 Market Share: 80.3%

RANK 2012	RANK 2011	
1	1	BECHTEL
2	2	THE SHAW GROUP INC.
3	4	KIEWIT CORP.
4	5	DAY & ZIMMERMANN
5	**	FIRST SOLAR INC.
6	**	THE BABCOCK & WILCOX CO.
7	8	FOSTER WHEELER AG
8	6	URS CORP.
9	3	FLUOR CORP.
10	11	MORTENSON CONSTRUCTION

(1) Stock price adjusted for splits

Lummus Case Study

Transaction Overview

- Announced: August 27, 2007
- Completed: November 19, 2007
- Net Cash purchase price: $850 million
- Financing Mix:
  - Cash on hand: $621 million
  - Debt: $200 million

Strategic Rationale

- ✓ Diversification to reduce the effect of cyclicality
- ✓ Recurring earnings stream and operating income driver
- ✓ Increased breadth of offering
- ✓ Leveraging core strengths and delivering an integrated offering
- ✓ Complementary customer base
- ✓ Resources
- ✓ Increased long-term growth prospects

Initial Market Reaction

- *"Though Lummus' contracts are fixed-price, they are negotiated in the sense that certain contingencies are still built in. We think **management has learned through experience what CBI's capabilities are in terms of controlling material/labor costs and has built in the necessary language in future contracts to avoid cost-overruns.***

  -Wall Street Research 1/2008

- ***"We expect a cautious approach to grow Lummus EPC business, given its spotty track record, which includes charges on several turnkey projects that are essentially complete."***

  -Wall Street Research 12/2007

Results Delivered

- *"Backlog of $7.7B (including Lummus), is up 68% y/y and 20% q/q....Furthermore, **we continue to believe Lummus will be a meaningful competitive advantage**.*

  -Wall Street Research 2/2008

- *"Lummus Technology could achieve the upper end of guidance (guidance is $100 million of EBIT, plus or minus 10%). In 2011, **Lummus Technology awards were 27% higher than in 2010, but EBIT was up only 11-12% (suggesting more EBIT growth potential, in our view)."***

  -Wall Street Research 3/2012

Timeline


3rd Quarter ending September 2012
4th Quarter ending December 2012
1st Quarter ending March 2013
Announcement
SEC Review
E&C Sale Closes
Shareholder Votes
Regulatory Filings / Review
Westinghouse Put
Put Exercised
Put Proceeds
Closing

- Closing Certainty
  - Fully committed financing
  - Anticipate receipt of all regulatory approvals
  - Appropriate U.S. Government review process[(1)]

(1) Includes reviews / approvals from FTC / DOJ under HSR (Hart Scott Rodino Act), CFIUS (Committee on Foreign Investment in the United States), NRC (Nuclear Regulatory Commission), and DSS (Defense Security Service)

Acquisition of Shaw – Summary

Most Complete Technology and EPFC Company Focused on the $38 trillion Energy Infrastructure Industry

Evolving Market Benefits Companies with Critical Mass and Transferrable Resources to Execute Mega-Projects

Four Strong Businesses with $18 billion Solid Backlog Supported by CB&I Management and Processes

Increased Revenue and Earnings Stability from Plant Services, E&I and F&M

Financially Compelling – Valuation of 5.6x FY 2013 Consensus Adjusted EBITDA – Double Digit Accretive

Cost Savings from Elimination of Duplicative Public Company Costs and Operational Savings of $55 million

Transaction Benefits Require No New Nuclear Power Projects

Additional Revenue Synergy Capitalizing on CB&I's Global Footprint Ramping Up to $115 million EBITDA

Committed to Deleveraging and Maintaining a Strong Balance Sheet

Management Team with Strong Track Record of Successful Integration